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                          July 29, 2022

       John W. Huemoeller
       President
       AXIM Biotechnologies, Inc.
       6191 Cornerstone Court, E. Suite 114
       San Diego, CA 92121

                                                        Re: AXIM
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 25, 2022
                                                            File No. 333-266305

       Dear Mr. Huemoeller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Christopher L. Tinen,
Esq.